Exhibit 99.27

JOINT PRESS RELEASE

Trading Symbols: TSX: SVM, TSX-V:NUX	May 21, 2008

Silvercorp Metals Inc., New Pacific Metals Corp. and Dr. Rui Feng
Donate $700,000 to Sichuan Earthquake Relief

Silvercorp Metals Inc., (TSX-SVM) (“Silvercorp”) and its affiliate New Pacific Metals Corp. (TSX-V: NUX) (“New Pacific”) today announced that the Companies and their employees have committed to donations of over US$700,000 to provide relief support for the victims of China's May 12, 2008 earthquake in Sichuan province.

"On behalf of the entire Silvercorp and New Pacific family, I would like to offer our deepest sympathies and support to all those suffering from and affected by this natural disaster," said Dr. Rui Feng, Chairman and CEO, Silvercorp and President and CEO of New Pacific. "We hope that our donation can help alleviate some of the damage, and demonstrates our commitment to contributing to the communities and countries where we operate.”

The $700,000 of donation consists of $100,000 from New Pacific Metals Corp, $150,000 from Silvercorp Metals Inc., both donated through the Consulate General of The People's Republic of China in Vancouver, RMB1.4 million donated directly in China by Silvercorp’s and New Pacific’s Chinese subsidiaries, and Dr. Rui Feng and family will also commit a minimum $250,000 donation through a charitable organization in Canada. In addition, the Companies’ employees have also made donations for the relief effort.

Silvercorp Metals Inc. is China’s largest primary producer of Silver, with four operating mines in Henan province, a development stage project in Guangdong province, and exploration stage project in Qinghai province. New Pacific Metals Corp. is exploring for gold-polymetallic and base metals in Guangdong and Sichuan Provinces. Neither company has sustained any physical losses and all employees are accounted for.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

About New Pacific Metals Corp.

New Pacific Metals Corp. is exploring for gold-polymetallic and base metals in the provinces of Guangdong and Sichuan, China.

For further information:

SILVERCORP METALS INC.,
Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: +1 (604) 669-9397, Fax: +1 (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

NEW PACIFIC METALS CORP.
The Honourable Jack Austin, Chairman. & Lou Duarte Director, Phone: +1 (604) 633-1368, Fax: +1 (604) 669-9387, Email: info@newpacificmetals.com, Website: www.newpacificmetals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the release.